UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 29 June 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 19 June 2020 ("the Award Date"), Award effective 14 February 2020, Conditional Performance Shares to directors and Public Officers of the Company and major subsidiaries in terms of the Gold Fields Limited 2012 Share Plan (as amended) as set out below.

Performance Shares (PS) are conditionally awarded, based on a share price of R104.7568 being the 3 day VWAP of 26, 27, 28 February 2020. The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the Company achieving pre-determined performance conditions as follows:

Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group;

Absolute TSR - Gold Fields share price measured at the start and the end of the performance period; and

Free Cash Flow Margin – achievement of pre-determined FCFM target.

The number of shares to be settled will range from 0% to 200% of the initial conditional award.

Name	**TARYN HARMSE**
Position	Prescribed Officer
No of PS awarded and accepted	72926
Market Price per Share	R104.7568
Total Value	R7 639 494
Award Acceptance Date	24/6/2020
Class of underlying security to which rights attach	Ordinary Shares
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**AVISHKAR NAGASER**
Position	Prescribed Officer
No of PS awarded and accepted	53222
Market Price per Share	R104.7568
Total Value	R5 575 366
Award Acceptance Date	26/6/2020
Class of underlying security to	Ordinary Shares

which rights attach	
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**BRETT MATTISON**
Position	Prescribed Officer
No of PS awarded and accepted	89250
Market Price per Share	R104.7568
Total Value	R9 349 544
Award Acceptance Date	26/6/2020
Class of underlying security to which rights attach	Ordinary Shares
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**ALEX MUNT**
Position	Gold Fields Australia (Pty) Ltd, GSM Holding Company Limited, Darlot Holding Company (Pty) Limited
No of PS awarded and accepted	13002
Market Price per Share	R104.7568
Total Value	R1 362 048
Award Acceptance Date	26/6/2020
Class of underlying security to which rights attach	Ordinary Shares
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**PHILLIP WOODHOUSE**
Position	Gold Fields Australia (Pty) Ltd, GSM Holding Company Limited, Darlot Holding Company (Pty) Limited
No of PS awarded and accepted	9826
Market Price per Share	R104.7568
Total Value	R1 029 340
Award Acceptance Date	26/6/2020
Class of underlying security to which rights attach	Ordinary Shares
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**STUART MATHEWS**
Position	Gold Fields Australia (Pty) Ltd,

	GSM Holding Company Limited, Darlot Holding Company (Pty) Limited
No of PS awarded and accepted	90471
Market Price per Share	R104.7568
Total Value	R9 477 452
Award Acceptance Date	26/6/2020
Class of underlying security to which rights attach	Ordinary Shares
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**RICHARD BUTCHER**
Position	Prescribed Officer
No of PS awarded and accepted	46937
Market Price per Share	R104.7568
Total Value	R4 916 970
Award Acceptance Date	26/6/2020
Class of underlying security to which rights attach	Ordinary Shares
Nature of transaction	Off market acceptance of Conditional Performance Shares
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance has been obtained.

29 June 2020
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 29 June 2020

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer